1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 18, 2019	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$2.57

Hsinchu, Taiwan, R.O.C., July 18, 2019 — TSMC today announced consolidated revenue of NT$241.00 billion, net income of NT$66.77 billion, and diluted earnings per share of NT$2.57 (US$0.41 per ADR unit) for the second quarter ended June 30, 2019.

Year-over-year, second quarter revenue increased 3.3% while net income and diluted EPS both decreased 7.6%. Compared to first quarter 2019, second quarter results represented a 10.2% increase in revenue and an 8.7% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $7.75 billion, which decreased 1.4% year-over-year and increased 9.2% from the previous quarter.

Gross margin for the quarter was 43.0%, operating margin was 31.7%, and net profit margin was 27.7%.

In the second quarter, shipments of 7-nanometer accounted for 21% of total wafer revenue and 10-nanometer process technology contributed 3% while 16-nanometer accounted for 23%. Advanced technologies, defined as 16-nanometer and more advanced technologies, accounted for 47% of total wafer revenue.

“In the second quarter, our business continued to be impacted by the soft overall global economic condition; customer inventory management; and high-end mobile product seasonality. But we have also passed the bottom of the cycle of our business and began to see demand increases,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Driven by new product launches of premium smartphones; the acceleration of 5G deployment; and the increasing adoption of our industry-leading 7-nanometer solutions by High Performance Computing applications, we expect our third quarter business to further improve. Based on our current business outlook, management expects the overall performance for third quarter 2019 to be as follows”:

•	Revenue is expected to be between US$9.1 billion and US$9.2 billion;

And, based on the exchange rate assumption of 1 US dollar to 31.0 NT dollars,

•	Gross profit margin is expected to be between 46% and 48%;

•	Operating profit margin is expected to be between 35% and 37%

TSMC’s 2019 second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q19 Amount[a]		2Q18 Amount		YoY Inc. (Dec.) %	1Q19 Amount		QoQ Inc. (Dec.) %
Net sales	240,999		233,276		3.3	218,704		10.2
Gross profit	103,730		111,530		(7.0)	90,358		14.8
Income from operations	76,304		84,428		(9.6)	64,266		18.7
Income before tax	80,545		87,587		(8.0)	68,182		18.1
Net income	66,765		72,290		(7.6)	61,394		8.7
EPS (NT$)	2.57	[b]	2.79	[b]	(7.6)	2.37	[b]	8.7

a: 2Q2019 figures have not been approved by Board of Directors

b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The company supports a thriving ecosystem of global customers and partners with the industry’s leading process technology and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry.

TSMC serves its customers with annual capacity of about 12 million 12-inch equivalent wafers in 2019 from fabs in Taiwan, the United States, and China, and provides the broadest range of technologies from 0.5 micron plus all the way to foundry’s most advanced processes, which is 7-nanometer today. TSMC is the first foundry to provide 7-nanometer production capabilities, and is headquartered in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

#    #    #

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Senior Director Corporate Communications Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Senior Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com